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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                            ------------------------

                     FIRST OF MICHIGAN CAPITAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             FMCC ACQUISITION CORP.
                             FAHNESTOCK & CO. INC.
                         FAHNESTOCK VINER HOLDINGS INC.
                                   (BIDDERS)

                            ------------------------

                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  320862 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            MR. ALBERT G. LOWENTHAL
                           C/O FAHNESTOCK & CO. INC.
                                110 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 668-8000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:
                             JAMES P. GERKIS, ESQ.
                       WHITMAN BREED ABBOTT & MORGAN LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 351-3000

________________________________________________________________________________



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     This Amendment No. 1 supplements and amends the Tender Offer Statement on
Schedule 14D-1 (the 'Schedule 14D-1') filed with the Securities and Exchange Commission on June 18, 1997, by FMCC Acquisition Corp. ('Purchaser'), Fahnestock & Co. Inc. ('Fahnestock') and Fahnestock Viner Holdings Inc. ('Holdings'), relating to a tender offer to purchase all outstanding shares of common stock, par value $.10 per share, of First of Michigan Capital Corporation, a Delaware corporation, at $15.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1997 (the 'Offer to Purchase'), as amended and supplemented by the Supplement relating thereto, dated June 30, 1997 (the 'Supplement'), and in the related Letter of Transmittal (which, together with the Offer to Purchase and the Supplement constitute the 'Offer'). Purchaser and Fahnestock are wholly owned subsidiaries of Holdings. Copies of the Offer are filed as Exhibits hereto. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

     This Amendment No. 1 to the Schedule 14D-1 also constitutes Amendment No. 2 to the Statement on Schedule 13D included as part of the Schedule 14D-1, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 20, 1997 (the 'Schedule 13D'), with respect to Shares that any of the Reporting Persons (as defined in the Schedule
13D) may be deemed to beneficially own as a result of the Purchaser's entering into that certain Securities Purchase Agreement dated as of June 11, 1997, among the Purchaser, 1888 Limited Partnership and DST Systems, Inc. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     Item 1(b) is hereby supplemented and amended by adding at the end thereof as follows:

          The information set forth in the Supplement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     Items 2(a)-(d), (g) are hereby supplemented and amended by adding at the end thereof as follows:

          The information set forth in the Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     Items 3(a)-(b) are hereby supplemented and amended by adding at the end thereof as follows:

          The information set forth in the Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Items 5(a)-(e) are hereby supplemented and amended by adding at the end thereof as follows:

          The information set forth in the Supplement is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Items 6(a) and (b) are hereby supplemented and amended by adding at the end thereof as follows:

          The information set forth in the Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby supplemented and amended by adding at the end thereof as follows:

          The information set forth in the Supplement is incorporated herein by reference.

                                       2



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ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Item 8 is hereby supplemented and amended by adding at the end thereof as follows:

          The information set forth in the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     Items 10(a) and (f) are hereby supplemented and amended by adding at the end thereof as follows:

          The information set forth in the Supplement is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following:

        (a)(9)    -- Supplement relating to the Offer to Purchase, dated July 1, 1997.
        (a)(10)   -- Press Release issued by Holdings and the Company on July 1, 1997.
        (c)(7)    -- Confidential Disclosure and Standstill Agreement dated June 6, 1997 between the Company and
                    Holdings.
        (c)(8)    -- Letter, dated June 25, 1997, to the Company from Purchaser designating individuals to be elected to the Board of Directors of the Company.
        (c)(9)    -- Letter, dated June 25, 1997, to the Sellers from Purchaser designating individuals to be elected to the Board of Directors of the Company.

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                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 1997

                             FAHNESTOCK VINER HOLDINGS INC.

                             By:    /S/ ALBERT G. LOWENTHAL
                                ...........................
                                Name: Albert G. Lowenthal
                                Title: Chairman

                              FAHNESTOCK & CO. INC.

                              By:    /S/ ALBERT G. LOWENTHAL
                                 ...........................
                                 Name: Albert G. Lowenthal
                                 Title: Chairman

                                  FMCC ACQUISITION CORP.

                               By:    /S/ ALBERT G. LOWENTHAL
                                  ...........................
                                  Name: Albert G. Lowenthal
                                  Title: Chairman

                                      /S/ ALBERT G. LOWENTHAL*
                                  .............................
                                  Albert G. Lowenthal

------------
*For purposes of Amendment No. 2 to the Schedule 13D only.

                                       4



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                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                                         DESCRIPTION OF EXHIBIT                                          PAGE
--------  ---------------------------------------------------------------------------------------------------   ----

(a)(1)    -- Offer to Purchase dated June 11, 1997...........................................................     *
(a)(2)    -- Letter of Transmittal...........................................................................     *
(a)(3)    -- Notice of Guaranteed Delivery...................................................................     *
(a)(4)    -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees................     *
(a)(5)    -- Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees........................................................................................     *
(a)(6)    -- Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9...........     *
(a)(7)    -- Press Release issued by Holdings and the Company on June 12, 1997...............................     *
(a)(8)    -- Press Release issued by Holdings and the Company on June 18, 1997...............................     *
(a)(9)    -- Supplement relating to the Offer to Purchase, dated July 1, 1997................................
(a)(10)   -- Press Release issued by Holdings and the Company on July 1, 1997................................
(b)       -- None............................................................................................     *
(c)(1)    -- Securities Purchase Agreement dated June 11, 1997, between 1888 Limited Partnership ('1888'),
             DST Systems Inc. ('DST' and together with 1888, the 'Sellers') and Purchaser.....................    *
(c)(2)    -- Sellers Escrow Agreement, dated June 11, 1997, among the Sellers, The Bank of New York, as
             escrow agent (the 'Escrow Agent') and Purchaser.................................................     *
(c)(3)    -- Tender Offer Agreement dated June 11, 1997, among the Sellers, the Company and FMCC Acquisition
             Corp............................................................................................     *
(c)(4)    -- Tender Escrow Agreement dated June 11, 1997, between Fahnestock, Sellers, the Company and
             Purchaser.......................................................................................     *
(c)(5)    -- Memorandum of Understanding dated June 11, 1997.................................................     *
(c)(6)    -- Letter Agreement, dated June 17, 1997, among the Sellers, the Company and Purchaser, relating to
             the Tender Offer Agreement......................................................................     *
(c)(7)    -- Confidential Disclosure and Standstill Agreement dated June 6, 1997 between the Company and
             Holdings........................................................................................
(c)(8)    -- Letter, dated June 25, 1997, to the Company from Purchaser designating individuals to be elected to the Board of Directors of the Company........................................................
(c)(9)    -- Letter, dated June 25, 1997, to the Sellers from Purchaser designating individuals to be elected to the Board of Directors of the Company........................................................
(d)       -- None............................................................................................
(e)       -- Not applicable..................................................................................
(f)       -- None............................................................................................

------------

* Previously filed.

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